FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK ACQUIRES SUPRAMAX VESSEL

EXPANDING ITS FLEET TO ELEVEN VESSELS

Athens, Greece, March 14, 2008 - Star Bulk Carriers Corp. (NASDAQ: SBLK), announced today that it has entered into a definitive agreement to acquire the M/V “Nord Wave”, to be renamed the  M/V “Star Omicron”, a Supramax bulk carrier of 53,489 dwt, built in 2005 in Japan, for $72.0 million. The vessel will be financed through a combination of company cash and bank debt.

The M/V “Star Omicron”, is scheduled to be delivered to Star Bulk within April 2008. It has been acquired charter-free and Star Bulk intents to secure the vessel under time-charter employment prior to its delivery to Star Bulk in April 2008.

Following this acquisition, Star Bulk's fleet will increase to eleven vessels of approximately 981,648 dwt and an average age of approximately 10 years. With the addition of the “Star Omicron” which at present is charter-free, the fleet operating days in 2008 under time charter  are 93.5%.

Akis Tsirigakis, President and CEO of Star Maritime commented: "Implementing our strategy of selective fleet growth we are pleased to announce the acquisition of the M/V “Star Omicron”. The addition of this vessel is consistent with our goal of maintaining a modern high quality fleet increasing the operational flexibility and revenue generation potential of our company. We continue to look for additional accretive acquisitions further expanding our fleet and increasing shareholder value.”

Fleet Table
The following table sets forth summary information regarding Star Bulk's fleet.

Vessel Name	Type	DWT	Year Built	Delivery to Star (1)	Time Charter Expiry (2)	Comm.	Time Charter Rate (3)
Vessels delivered to Star Bulk as of December 31, 2007
Star Epsilon	Supramax	52,402	2001		Dec 15, ’08- Mar 15, ’09	4.75%	$25,550
Star Theta	Supramax	52,425	2003		April 2 - Jun 16, 2009	5%	$32,500
Star Kappa	Supramax	52,055	2001		Aug 24 - Nov 23, 2010	2.5%	$47,800
Star Beta	Capesize	174,691	1993		Feb 5 - May 5, 2010	5%	$106,500
Vessels delivered to Star Bulk after December 31, 2007
Star Delta	Supramax	52,434	2000		Feb 7 - May 7, 2009	5%	$25,800
Star Zeta	Supramax	52,994	2003		Apr 12, 2008 Mar 12 - Jun 12, 2013	5%	$30,300 $38,750
Star Gamma	Supramax	53,098	2002		Jan 4 - Feb 14, 2009	0%	$28,500
Star Alpha	Capesize	175,075	1992		Jul 5 - Oct 5, 2009	5%	$47,500
Star Iota	Panamax	78,585	1983		Mar 7 - Apr 17, 2009	0%	$18,000
Vessels to be delivered
Star Sigma	Capesize	184,400	1991	April 2008	April 2009 April 2010 April 2011 April 2012	1.25% 6% 6% 6%	$100,000 $ 69,000 $ 63,000 $ 57,000
Star Omicron	Supramax	53,489	2005	April 2008
Grand Total	11	981,648

(1) Indicates expected delivery date to Star Bulk.
(2) Range represents the earliest and latest expiry dates allowed by the charter party. Charterers have the right to add off-hire days, if any, which occurred during the charter period.
(3) Represents the gross daily rate

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of nine dry bulk carriers, plus definitive agreement to acquire two further dry bulk carriers. The total fleet consists of three Capesize, one Panamax and seven Supramax dry bulk vessels with an average age of approximately 10 years and a combined cargo carrying capacity of 981,648 deadweight tons.

Forward-Looking Statements
The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:
Company:
Akis Tsirigakis
President and CEO
Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated March 14, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President